Filed by Aspen Technology, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Aspen Technology, Inc.
Commission File No.: 333-262106

The following are excerpts from the Q3 2022 Earnings Conference Call with Aspen Technology, Inc. on April 27, 2022:

Participants from AspenTech:
•	Brian Raftery Denyeau, Managing Director, ICR LLC
•	Chantelle Yvette Breithaupt, Chief Financial Officer, Aspen Technology, Inc.
•	Antonio Jose Pietri, President, Chief Executive Officer & Director, Aspen Technology, Inc.

MANAGEMENT DISCUSSION SECTION

Operator:

Good day, and thank you for standing by. Welcome to the Aspen Technology Fiscal Quarter 2022 Conference Call. At this time, all participants are in a listen-only mode. After the speakers’ presentation, there will be a question-and-answer session. Please be advised that today’s conference is being recorded. [Operator Instructions]

I would now like to hand the conference over to your speaker today, Mr. Brian Denyeau, you may begin.

Brian Raftery Denyeau:

Thank you. Good afternoon, everyone, and thank you for joining us to discuss our financial results for the third quarter of fiscal 2022 ending March 31, 2022. With me on the call today are Antonio Pietri, AspenTech’s president and CEO; and Chantelle Breithaupt, the CFO of AspenTech.

Before we begin, I will make the safe harbor statement that during the course of this call, we may make projections or other forward-looking statements about the financial performance of the company that involve risks and uncertainties. The company’s actual results may differ materially from such projections or statements. Factors that might cause such differences include, but are not limited to, those discussed in today’s call and contained in our most recently filed Form 10-Q.

Also please note that the following information relates to our current business conditions and our outlook as of today, April 27, 2022. Consistent with our prior practice, we expressly disclaim any obligation to update this information.

The structure of today’s call will be as follows: Antonio will discuss the business highlights from the third quarter and our pending transaction with Emerson, and then Chantelle will review our financial results and discuss our guidance for fiscal year 2022.

With that, let me turn the call over to Antonio. Antonio?

Antonio Jose Pietri:

[***]

We’re also excited to be approaching the completion of our proposed transaction with Emerson. The Registration Statement on Form S-4 has been declared effective by the SEC, and we have filed our proxy statement and set a May 16 date for the special meeting of stockholders to approve the transaction.

We believe the combination of our current solutions with the innovation and expertise of OSI and Geological Simulation Software will position the new AspenTech to create greater value for our customers, as we help them solve the dual challenge of meeting the increasing global demand for resources in a sustainable manner. We believe our customers can operate sustainably and profitably at the same time. There doesn’t need to be a trade-off when you use the right technology.

[***]

This leads us to maintain our current annual spend guidance for fiscal 2022 at 7% to 8%. In addition, we’re adjusting our fiscal year guidance for attrition to 4.5% to 5% compared to 5% to 5.5% previously.

We’re also adjusting the guidance for our APM business to 0.75 to 1 point of growth compared to approximately 1 point of growth previously. And finally, we expect to deliver the best-in-class profitability outcome that we guided to for the year and that investors have come to expect from AspenTech.

The growing market focus on sustainability is especially exciting and we look ahead to the opportunities for the new AspenTech and the capabilities that the OSI and Geological Simulation Software businesses that are being contributed by Emerson will bring. These industry-leading solutions are incredibly well-positioned to benefit from the expected increase in capital investments in electrification and CCS around the world.

We believe our expanded product portfolio will give new AspenTech a unique ability to benefit from the coming decarbonization transition by enabling existing energy and chemical suppliers to operate with higher levels of efficiency and lower emissions than they ever have before to meet current energy and chemicals demand, while also capturing the emissions they produce in CCS systems to further decarbonize their production.

In addition, we will enable the design of hydrogen production facilities and will optimize their operation once built as countries around the world ramp up on the utilization of hydrogen as a clean energy source over the coming years and decades.

And finally, we will enable the transition to global electrification from clean energy sources by supporting the dramatic increase in power, transmission, and distribution capacity that is required to meet many of the ambitious sustainability targets that countries and companies have committed themselves to over the next 10 to 30 years.

[***]

Furthermore, carbon capture and sequestration is estimated to be a $4 trillion market by 2050, according to ExxonMobil, as compared to the $6.5 trillion market for oil and gas today that they estimate. What all this says is that going forward, AspenTech will benefit from a major CapEx investment cycle where the products of the new AspenTech will be uniquely positioned to enable our customers to design, operate, and maintain these new facilities.

We’re excited about the future for AspenTech. The plans to integrate the OSI and Geological Simulation Software into the new AspenTech and the commercial agreement that will deepen our partnership with Emerson have grown our conviction for an exciting future. We remain confident in new AspenTech’s ability to be a consistent mid-teens grower with high recurring revenue, best-in-class margin, and substantial free cash flow. We’re looking forward to completing the transaction as soon as possible and getting to work executing on our strategic plan.

[***]

I would like to finish by just reiterating how pleased we are with our performance so far in fiscal 2022. We’re delivering better-than-expected growth, high profitability and free cash flow, and have made significant progress preparing for the completion of our transaction with Emerson. We believe market trends are clearly in our favor and provide a favorable setup for us to deliver on our long-term financial targets and generate significant value for our shareholders.

Now, let me turn the call over to Chantelle. Chantelle?

Chantelle Yvette Breithaupt:

Thank you, Antonio. I will now review our financial results for the third quarter fiscal 2022.

[***]

Before turning to guidance, I would like to provide an update on our preparation for the closing of the Emerson transaction and the integration of both OSI and Geological Simulation Software. We have made significant progress in recent months developing a comprehensive integration plan with detailed timelines and action plans to realize our targeted synergies. We are confident in our ability to deliver on the $110 million of synergies we announced at the time of the transaction.

[***]

To wrap up, AspenTech delivered strong third quarter results. We are performing well and capitalizing on the market opportunities to generate faster, consistent growth. We look forward to completing our transaction with Emerson later this quarter, which we believe will expand our capabilities to create even greater value for our customers and shareholders.

Operator, we would now like to begin the Q&A.

QUESTION AND ANSWER SECTION

Operator:

Certainly. [Operator Instructions] And our first question comes from Jason Celino with KeyBanc. Your line is open.

[***]

Jason Celino:

Okay. Perfect. That’s seems fair. And then maybe one last just housekeeping question. Just so we all have it, but is the vote in May, is that the last kind of hurdle before the deal closes, or is there anything else that needs to be approved? Thanks.

Chantelle Yvette Breithaupt:

Hey, Jason. This is Chantelle. Nice to hear from you. What I would say in response to that, Jason, is it’s one of the steps required, and we’ll go through all the steps required before we [indiscernible] (00:31:28).

[***]

Operator:

And our question comes from Andrew Obin of Bank of America. Your line is open.

Andrew Obin:

[***]

Thank you. And just to follow up, as you are having – you’re sort of in this unique position: A, you do report – you have a midyear year. But as you’re thinking about conversations with your customers for remainder of calendar 2022, can you just tell us – give us more color as to – right, because they are on a calendar year budget and you’re in your fiscal year budget. How does it look? Do things accelerate into the calendar year? And more importantly, does the nature of your conversation with your customers changing, right, because of, going forward, you’re going to be closely aligned with Emerson? And do these sort of hardware capabilities change how you interact with your customers and the kind of conversations you’re starting to have? Thank you.

Antonio Jose Pietri:

[***]

Look, our conversation – let me just first say the following. We’re absolutely convinced that the focus on sustainability and investments in that area are changing the conversations with our customers in a material manner. Now, it’s not only we need AspenTech solutions for profitability purposes; we need AspenTech solutions for profitability and sustainability reasons. And this is a significant shift by our customers. We started to see it in Europe a year and a half ago; it is now showing up in the United States and in Asia as well, and we’re very bullish about this.

With respect to Emerson, absolutely, you see customers that are both users of Emerson and AspenTech, and they themselves are thinking about the possibilities from combined solutions between Emerson and AspenTech, how the synergies from the two relationships into that customer and other areas of collaboration, so – including co-innovation between customer, Emerson and AspenTech to help them address sustainability or operational excellence issues. So, we’re all very excited about this, and that’s what we also put it in the prepared remarks. I think it’s a very exciting time for AspenTech and the new AspenTech, going forward.

[***]

Operator:

Again, ladies and gentlemen, I’m showing no further questions at this time. I would now like to turn the conference back over to CEO, Antonio Pietri, for closing remarks.

Antonio Jose Pietri:

All right. Well, thank you, operator, and thank you to everyone for joining the call today. We look forward to actually attending a few of the investor conferences in person this quarter and meeting with some of you as well in person and the callbacks that we will have. Thank you to everyone.

Operator:

This concludes today’s conference. Thank you for participating. You may now disconnect.

Additional Information and Where to Find It

In connection with the proposed transaction, Emersub CX, Inc. (“New AspenTech”), has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on April 18, 2022, a registration statement on Form S-4 (File No. 333-262106) that includes a proxy statement of Aspen Technology, Inc. (“AspenTech”) and that also constitutes a prospectus with respect to shares of New AspenTech’s common stock to be issued in the proposed transaction (“Combined Proxy Statement/Prospectus”). AspenTech and New AspenTech may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Combined Proxy Statement/Prospectus or any other document which AspenTech or New AspenTech may file with the SEC. INVESTORS, ASPENTECH STOCKHOLDERS AND PROSPECTIVE NEW ASPENTECH STOCKHOLDERS ARE URGED TO READ THE COMBINED PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, AspenTech stockholders and prospective New AspenTech stockholders may obtain free copies of the Combined Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC by AspenTech or New AspenTech through the website maintained by the SEC at www.sec.gov or by contacting the investor relations departments of AspenTech or Emerson Electric Co. at the following:

Emerson	AspenTech
8000 West Florissant Avenue, P.O. Box 4100	20 Crosby Drive
St. Louis, MO 63136	Bedford, MA 01730
www.emerson.com/en-us/investors	http://ir.aspentech.com/
Colleen Mettler, Vice President,	Brian Denyeau
Investor Relations	ICR
(314) 553-2197	Brian.Denyeau@icrinc.com
investor.relations@emerson.com

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

AspenTech or New AspenTech and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. AspenTech stockholders and prospective New AspenTech stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of AspenTech and New AspenTech directors and executive officers in the transaction, which may be different than those of AspenTech and prospective New AspenTech stockholders generally, by reading the Combined Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction. You may obtain free copies of these documents using the sources indicated above.